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IMMEDIATE RELEASE
FORD EARNS $888 MILLION IN THIRD QUARTER

DEARBORN, Mich., Oct. 18, 2000 -- Ford Motor Company [NYSE: F] today reported third quarter net income of $888 million, or 53 cents per diluted share of common and Class B stock. A year ago, third quarter earnings from continuing operations were $959 million, or 78 cents per diluted share. The decrease in earnings of $71 million is more than explained by the impact of Firestone's ongoing tire recall. Without the Firestone tire recall, profits would have been a record in the third quarter.

"Getting our customers onto good tires has been, and continues to be, more important than short-term profits," said Jac Nasser, Ford Motor Company president and chief executive officer. "This was a difficult quarter for our customers, our employees, our dealers and our shareholders and we are committed to quickly completing the Firestone tire recall. However, we also believe that these solid results demonstrate the underlying strength of our products and the company's strong fundamentals and we continue to press forward with our objective to become the world's leading consumer company for automotive products and services."

AUTOMOTIVE OPERATIONS
Ford Motor Company's worldwide automotive earnings were $391 million in the third quarter of 2000. This compares with earnings of $535 million in the third quarter of 1999. Worldwide automotive revenues in the third quarter of 2000 were $33 billion, up $2 billion from a year ago. After-tax return on sales (ROS) was 1.2 percent in the third quarter, down 0.5 points from last year.

Worldwide vehicle sales were 1.7 million, up 3 percent compared with 1.6 million in 1999. Automotive cash was $18.6 billion at the end of the quarter, following completion of the $5.7 billion VEP. Third quarter automotive cash was $23.7 billion a year ago. Net cash was $6.6 billion, down from $11.3 billion a year ago.

North America: Automotive earnings were $769 million in the third quarter of 2000, down $98 million. Ford's ROS in North America was 3.3 percent, down 0.6 points from 1999.

Total Ford Motor Company retail sales in the United States during the third quarter were a record one million. U.S. factory unit sales were one million, up 5 percent from the same period a year ago. The sales pace was aided by the strong performance of the Ford Focus, F-Series and Explorer Sport Trac. In addition, several economic factors continued to support a healthy level of sales, including job and income growth and attractive vehicle pricing.

Other Automotive Operations: Third quarter results in Ford Motor Company's other automotive operations, including Europe, South America and Asia-Pacific, totaled a loss of $378 million, compared with a loss of $332 million a year ago.

FORD CREDIT
Ford Credit earned $386 million in the third quarter of this year, up $69 million, or 22 percent, from a year ago. Return on equity was 12.9 percent, up
1.5 percentage points from a year ago.

HERTZ
The Hertz Corporation [NYSE: HRZ] earned a record $143 million in the third quarter of 2000, compared with $139 million a year ago. Ford Motor Company's share of Hertz' third-quarter 2000 earnings was $116 million.

                                      # # #


                       Ford Motor Company and Subsidiaries

                                   HIGHLIGHTS
                                   ----------

                                                                 Third Quarter                          Nine Months
                                                            ----------------------------          ---------------------------
                                                               2000            1999                 2000            1999
                                                            ------------    ------------          ------------   ------------
                                                                   (unaudited)                          (unaudited)
Worldwide vehicle unit sales of
 cars and trucks (in thousands)
- North America                                                 1,104           1,050                 3,724          3,507
- Outside North America                                           550             549                 1,839          1,795
                                                               ------          ------                ------         ------
    Total                                                       1,654           1,599                 5,563          5,302
                                                               ======          ======                ======         ======

Sales and revenues (in millions)
- Automotive                                                $  32,582       $  30,645             $ 106,123      $  97,788
- Financial Services                                            7,482           6,635                21,354         18,948
                                                            ---------       ---------             ---------      ---------
    Total                                                   $  40,064       $  37,280             $ 127,477      $ 116,736
                                                            =========       =========             =========      =========
Net income (loss) (in millions)
- Automotive                                                $     391       $     535             $   2,995      $   3,632
- Financial Services                                              497             424                 1,338          1,159
                                                            ---------       ---------             ---------      ---------
   Income from continuing operations                              888             959                 4,333          4,791
- Discontinued operation (Visteon)                                  -             155                   309            640
- Loss on spin-off of Visteon                                       -               -                (2,252)             -
                                                            ---------       ---------             ---------      ---------
    Total                                                   $     888       $   1,114             $   2,390      $   5,431
                                                            =========       =========             =========      =========

Capital expenditures (in millions)
- Automotive                                                $   1,932       $   1,812             $   4,884      $   4,521
- Financial Services                                              102             150                   565            435
                                                            ---------       ---------             ---------      ---------
    Total                                                   $   2,034       $   1,962             $   5,449      $   4,956
                                                            =========       =========             =========      =========

Automotive capital expenditures as a
 percentage of sales                                              5.9%            5.9%                  4.6%           4.6%

Stockholders' equity at September 30
- Total (in millions)                                       $  18,273       $  26,961             $  18,273      $  26,961
- Annualized after-tax return on average Common
   and Class B stockholders' equity                              19.1%           16.9%                 17.7%          28.2%

Automotive net cash at September 30
 (in millions)
- Cash and marketable securities                            $  18,599       $  23,721             $  18,599      $  23,721
- Debt                                                         11,987          12,420                11,987         12,420
                                                            ---------       ---------             ---------      ---------
   Automotive net cash                                      $   6,612       $  11,301             $   6,612      $  11,301
                                                            =========       =========             =========      =========

After-tax return on sales
- North American Automotive                                       3.3%            3.9%                  5.5%           5.5%
- Total Automotive                                                1.2%            1.7%                  2.9%           3.7%

Shares of Common and Class B Stock
 (in millions)
- Average number outstanding                                    1,649           1,209                 1,354          1,210
- Number outstanding at September 30                            1,896           1,208                 1,896          1,208

Common Stock price (per share)
(adjusted to reflect Visteon spin-off
 and Value Enhancement Plan)
- High                                                      $26-5/8         $31                   $30-1/8        $35-1/8
- Low                                                        24-3/16         26-5/8                22-7/8         26-5/8

AMOUNTS PER SHARE OF COMMON AND
 CLASS B STOCK AFTER PREFERRED
 STOCK DIVIDENDS

Income assuming dilution
- Automotive                                                $    0.23       $    0.44             $    2.17      $    2.94
- Financial Services                                             0.30            0.34                  0.97           0.93
                                                            ---------       ---------             ---------      ---------
   Subtotal                                                      0.53            0.78                  3.14           3.87
- Discontinued operation (Visteon)                                  -            0.12                  0.23           0.52
- Loss on spin-off of Visteon                                       -               -                 (1.64)             -
                                                            ---------       ---------             ---------      ---------
    Total                                                   $    0.53       $    0.90             $    1.73      $    4.39
                                                            =========       =========             =========      =========

Cash dividends                                              $    0.50       $    0.46             $    1.50      $    1.38


                       Ford Motor Company and Subsidiaries

                               VEHICLE UNIT SALES
                               ------------------

                For the Periods Ended September 30, 2000 and 1999
                                 (in thousands)



                                                     Third Quarter                           Nine Months
                                                 ------------------------              --------------------------
                                                  2000             1999                  2000              1999
                                                 --------        --------              --------          --------
                                                       (unaudited)                            (unaudited)

North America
United States
 Cars                                              411             376                 1,342             1,228
 Trucks                                            603             596                 2,068             2,015
                                                 -----           -----                 -----             -----
  Total United States                            1,014             972                 3,410             3,243

Canada                                              59              50                   218               188
Mexico                                              31              28                    96                76
                                                 -----           -----                 -----             -----

  Total North America                            1,104           1,050                 3,724             3,507

Europe
Britain                                            114             134                   368               396
Germany                                             66              72                   240               273
Italy                                               50              39                   157               149
Spain                                               36              38                   130               135
France                                              36              37                   119               129
Sweden                                              32              21                    90                54
Other countries                                     81              79                   331               299
                                                 -----           -----                 -----             -----

  Total Europe                                     415             420                 1,435             1,435

Other international
Brazil                                              33              35                    96                90
Australia                                           34              32                    95                96
Taiwan                                              13              13                    54                45
Argentina                                           12              16                    39                44
Japan                                                5               8                    22                25
Other countries                                     38              25                    98                60
                                                 -----           -----                 -----             -----

  Total other international                        135             129                   404               360
                                                 -----           -----                 -----             -----

Total worldwide vehicle unit sales               1,654           1,599                 5,563             5,302
                                                 =====           =====                 =====             =====


Vehicle unit sales generally are reported worldwide on a "where sold" basis and include sales of all Ford-badged units, as well as units manufactured by Ford and sold to other manufacturers.


                       Ford Motor Company and Subsidiaries
                        CONSOLIDATED STATEMENT OF INCOME
                        --------------------------------
                For the Periods Ended September 30, 2000 and 1999
                                  (in millions)

                                                                     Third Quarter                   Nine Months
                                                               --------------------------     ---------------------------
                                                                 2000            1999            2000            1999
                                                               ----------     -----------     ------------     ----------
                                                                      (unaudited)                    (unaudited)
AUTOMOTIVE
Sales                                                          $32,582        $30,645         $106,123         $97,788

Costs and expenses (Note 5)
Cost of sales                                                   29,679         27,879           94,772          86,412
Selling, administrative and other expenses                       2,338          2,029            7,061           6,102
                                                               -------        -------         --------         -------
  Total costs and expenses                                      32,017         29,908          101,833          92,514

Operating income                                                   565            737            4,290           5,274

Interest income                                                    382            354            1,139           1,039
Interest expense                                                   367            371            1,012             993
                                                               -------        -------         --------         -------
  Net interest income (expense)                                     15            (17)             127              46
Equity in net income (loss) of affiliated companies                (61)            11              (64)             33
Net revenue (expense) from transactions with
 Financial Services                                                  9            (17)              19             (62)
                                                               -------        -------         --------         -------

Income before income taxes - Automotive                            528            714            4,372           5,291

FINANCIAL SERVICES
Revenues                                                         7,482          6,635           21,354          18,948

Costs and expenses
Interest expense                                                 2,451          1,988            6,975           5,701
Depreciation                                                     2,427          2,333            7,033           6,881
Operating and other expenses                                     1,257          1,206            3,717           3,304
Provision for credit and insurance losses                          482            383            1,347           1,146
                                                               -------        -------         --------         -------
  Total costs and expenses                                       6,617          5,910           19,072          17,032
Net revenue (expense) from transactions with
  Automotive                                                        (9)            17              (19)             62
                                                               -------        -------         --------         -------

Income before income taxes - Financial Services                    856            742            2,263           1,978
                                                               -------        -------         --------         -------

TOTAL COMPANY
Income before income taxes                                       1,384          1,456            6,635           7,269
Provision for income taxes                                         449            473            2,199           2,400
                                                               -------        -------         --------         -------
Income before minority interests                                   935            983            4,436           4,869
Minority interests in net income of subsidiaries                    47             24              103              78
                                                               -------        -------         --------         -------
Net income from continuing operations                              888            959            4,333           4,791
Net income from discontinued operation (Note 2)                      -            155              309             640
Loss on spin-off of discontinued operation (Note 2)                  -              -           (2,252)              -
                                                               -------        -------         --------         -------
Net income (loss)                                              $   888        $ 1,114         $  2,390         $ 5,431
                                                               =======        =======         ========         =======
Income attributable to Common and Class B Stock
  after preferred stock dividends                              $   884        $ 1,110         $  2,379         $ 5,420

Average number of shares of Common and Class B
 Stock outstanding                                               1,649          1,209            1,354           1,210

AMOUNTS PER SHARE OF COMMON AND CLASS B STOCK

Basic Income (Note 9)
    Net income from continuing operations                      $  0.54        $  0.79         $   3.21         $  3.96
    Net income                                                 $  0.54        $  0.92         $   1.77         $  4.49
Diluted Income (Note 9)
    Net income from continuing operations                      $  0.53        $  0.78         $   3.14         $  3.87
    Net income                                                 $  0.53        $  0.90         $   1.73         $  4.39

Cash dividends                                                 $  0.50        $  0.46         $   1.50         $  1.38
The accompanying notes are part of the financial statements.



                       Ford Motor Company and Subsidiaries
                           CONSOLIDATED BALANCE SHEET
                           --------------------------
                                  (in millions)
                                                                                    September 30,      December 31,
                                                                                        2000              1999
                                                                                    ---------------   --------------
                                                                                     (unaudited)
    ASSETS
    Automotive
    Cash and cash equivalents                                                        $  3,352          $  2,793
    Marketable securities                                                              15,247            18,943
                                                                                     --------          --------
       Total cash and marketable securities                                            18,599            21,736

    Receivables                                                                         4,523             5,267
    Inventories (Note 6)                                                                8,189             5,684
    Deferred income taxes                                                               2,645             3,762
    Other current assets                                                                5,006             3,831
    Current receivable from Financial Services                                          2,052             2,304
                                                                                     --------          --------
       Total current assets                                                            41,014            42,584

    Equity in net assets of affiliated companies                                        2,863             2,539
    Net property                                                                       35,600            36,528
    Deferred income taxes                                                               3,795             2,454
    Net assets of discontinued operation (Note 2)                                           -             1,566
    Other assets                                                                       12,938            13,530
                                                                                     --------          --------
       Total Automotive assets                                                         96,210            99,201

    Financial Services
    Cash and cash equivalents                                                           2,310             1,588
    Investments in securities                                                             752               733
    Finance receivables, net                                                          121,094           113,298
    Net investment in operating leases                                                 47,321            42,471
    Other assets                                                                       10,975            11,123
    Receivable from Automotive                                                          3,623             1,835
                                                                                     --------          --------
       Total Financial Services assets                                                186,075           171,048
                                                                                     --------          --------

       Total assets                                                                  $282,285          $270,249
                                                                                     ========          ========

    LIABILITIES AND STOCKHOLDERS' EQUITY
    Automotive
    Trade payables                                                                   $ 14,465          $ 14,292
    Other payables                                                                      3,789             3,778
    Accrued liabilities                                                                22,981            18,488
    Income taxes payable                                                                  634             1,709
    Debt payable within one year                                                          731             1,338
                                                                                     --------          --------
       Total current liabilities                                                       42,600            39,605

    Long-term debt                                                                     11,256            10,398
    Other liabilities                                                                  31,987            29,283
    Deferred income taxes                                                                 303             1,223
    Payable to Financial Services                                                       3,623             1,835
                                                                                     --------          --------
       Total Automotive liabilities                                                    89,769            82,344

    Financial Services
    Payables                                                                            4,607             3,550
    Debt                                                                              149,779           139,919
    Deferred income taxes                                                               9,507             7,078
    Other liabilities and deferred income                                               7,624             6,775
    Payable to Automotive                                                               2,052             2,304
                                                                                     --------          --------
       Total Financial Services liabilities                                           173,569           159,626

    Company-obligated mandatorily redeemable preferred securities of a subsidiary trust holding solely junior subordinated debentures
     of the Company (Note 7)                                                              674               675

    Stockholders' equity
    Capital stock
     Preferred Stock, par value $1.00 per share (aggregate
      liquidation preference of $177 million)                                               *                 *
     Common Stock (par value $0.01 and $1.00 per share as of 2000 and
      1999, respectively; 1,837 and 1,151 million shares issued as of 2000
      and 1999, respectively)                                                              18             1,151
     Class B Stock, par value $0.01 and $1.00 per share as of 2000 and
      1999, respectively (71 million shares issued)                                         1                71
    Capital in excess of par value of stock                                             5,969             5,049
    Accumulated other comprehensive income                                             (3,913)           (1,856)
    ESOP loan and treasury stock                                                       (1,176)           (1,417)
    Earnings retained for use in business                                              17,374            24,606
                                                                                     --------          --------
       Total stockholders' equity                                                      18,273            27,604
                                                                                     --------          --------

       Total liabilities and stockholders' equity                                    $282,285          $270,249
                                                                                     ========          ========
     - - - -
     *Less than $1 million
      The accompanying notes are part of the financial statements.


                       Ford Motor Company and Subsidiaries

                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                 ----------------------------------------------

                For the Periods Ended September 30, 2000 and 1999
                                  (in millions)


                                                                            Nine Months 2000              Nine Months 1999
                                                                       ---------------------------    --------------------------
                                                                                       Financial                     Financial
                                                                        Automotive      Services       Automotive     Services
                                                                       -------------   -----------    -------------  -----------
                                                                              (unaudited)                    (unaudited)

Cash and cash equivalents at January 1                                  $ 2,793        $  1,588        $ 3,143       $  1,151

Cash flows from operating activities before securities trading           10,891          11,497         10,127         10,350
Net sales (purchases) of trading securities                               4,041             151         (1,248)          (148)
                                                                        -------        --------        -------       --------
   Net cash flows from operating activities                              14,932          11,648          8,879         10,202

Cash flows from investing activities
 Capital expenditures                                                    (4,884)           (565)        (4,521)          (435)
 Acquisitions of receivables and lease investments                            -         (69,257)             -        (61,657)
 Collections of receivables and lease investments                             -          41,426              -         38,358
 Net acquisitions of daily rental vehicles                                    -          (2,482)             -         (2,025)
 Purchases of securities                                                   (374)           (415)        (1,681)          (759)
 Sales and maturities of securities                                          29             412          1,385            988
 Proceeds from sales of receivables and lease investments                     -          12,502              -          9,520
 Net investing activity with Financial Services                              92               -           (430)             -
 Cash paid for acquisitions (Note 3)                                     (2,487)            (87)        (5,808)             -
 Other                                                                        -             226            314             (4)
                                                                        -------        --------        -------        -------
   Net cash used in investing activities                                 (7,624)        (18,240)       (10,741)       (16,014)

Cash flows from financing activities
 Cash dividends                                                          (2,185)              -         (1,682)            (3)
 Net purchases of Common Stock                                             (185)              -           (265)             -
 Changes in short-term debt                                                (841)         (8,140)           184         (2,210)
 Proceeds from issuance of other debt                                     1,917          31,397          1,925         26,925
 Principal payments on other debt                                          (823)        (14,896)          (156)       (18,796)
 Net debt repayments from discontinued operation                            650               -              -              -
 Net cash distribution (to) from discontinued operation                     (85)              -            291              -
 Value Enhancement Plan payments                                         (5,440)
 Net financing activity with Automotive                                       -             (92)             -            430
 Other                                                                       14            (409)           338            (62)
                                                                        -------        --------        -------        -------
   Net cash (used in)/provided by financing activities                   (6,978)          7,860            635          6,284

Effect of exchange rate changes on cash                                     (23)           (294)           (45)          (197)
Net transactions with Automotive/Financial Services                         252            (252)           187           (187)
                                                                        -------        --------        -------        -------

   Net increase (decrease) in cash and cash equivalents                     559             722         (1,085)            88
                                                                        -------        --------        -------        -------

Cash and cash equivalents at September 30                               $ 3,352        $  2,310        $ 2,058       $  1,239
                                                                        =======        ========        =======       ========


The accompanying notes are part of the financial statements.

                       Ford Motor Company and Subsidiaries

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

                                   (unaudited)

1. Financial Statements - The financial data presented herein are unaudited, but in the opinion of management reflect those adjustments necessary for a fair presentation of such information. Results for interim periods should not be considered indicative of results for a full year. Reference should be made to the financial statements contained in the registrant's Annual Report on Form 10-K (the "10-K Report") for the year ended December 31, 1999. For purposes of Notes to Financial Statements, "Ford" or the "Company" means Ford Motor Company and its majority owned subsidiaries, unless the context requires otherwise. Certain amounts for prior periods were reclassified to conform with present period presentation.

2. Discontinued Operation - On June 28, 2000, Ford distributed 130 million shares of Visteon, which represented its 100% ownership interest, by means of a tax-free spin-off in the form of a dividend on Ford Common and Class B Stock. Our financial statements have been restated to reflect Visteon as a "discontinued operation" for all periods shown.

3. Purchase of Land Rover Business - On June 30, 2000, we purchased the Land Rover business from the BMW Group for approximately three billion euros. Approximately two-thirds of the purchase price (equivalent of $1.9 billion at June 30) was paid at time of closing. The remainder will be paid in 2005. The acquisition involves the entire Land Rover line of products, and related assembly and engineering facilities. It does not include Rover's passenger car business or financial services business.

     The acquisition has been accounted for as a purchase. The assets acquired, liabilities assumed and the results of operations, since the date of acquisition, are included in our financial statements on a consolidated basis.

     The purchase price for Land Rover has been allocated, on a preliminary basis, to the assets acquired and liabilities assumed based on estimated fair value as of the acquisition date. The excess of the purchase price over the estimated fair value of net assets acquired is approximately $800 million and is being amortized on a straight-line basis over 40 years.

     Assuming the acquisition had taken place on January 1, 2000 and 1999, unaudited pro forma revenue for Ford (Automotive) would have been approximately $108.7 billion and $101.4 billion for each of the nine month periods ended September 30, respectively. Pro forma effects on net income from continuing operations would not have been material.

4. Value Enhancement Plan - On August 7, 2000, we announced the final results of our recapitalization, known as our Value Enhancement Plan ("VEP"). Under the VEP, Ford shareholders exchanged each of their old Ford common or Class B shares for one new Ford common or Class B share, as the case may be, plus either $20 in cash, 0.748 additional new Ford common shares, or a combination of $5.17 in cash and 0.555 additional new Ford common shares.

     In accordance with generally accepted accounting principles, prior period shares and earnings per share amounts were not adjusted. Third quarter average diluted shares of 1.678 billion were calculated based on an average of 1.222 billion shares for the period prior to the VEP and an average of
     1.929 billion shares for the period subsequent to the VEP.

                       Ford Motor Company and Subsidiaries

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

                                   (unaudited)

5. Selected Automotive Costs and Expenses are summarized as follows (in millions):

                                                Third Quarter                  Nine Months
                                            ----------------------       ------------------------
                                              2000         1999            2000          1999
                                            ---------    ---------       ----------    ----------
        Depreciation                         $734         $715            $2,146        $1,999
        Tooling Amortization                  574          641             1,776         1,773
        Pension benefit                        75          111                89           317

     Acquisition of Land Rover - Under U.S. accounting rules, we were required to write-up inventory acquired to fair value, resulting in a one-time increase to third quarter 2000 cost of sales of $162 million ($106 million after tax).

     European Charges - Following an extensive business review of the Ford Brand operations in Europe, the Company recorded a pre-tax charge in Automotive cost of sales of $1,568 million in the second quarter of 2000. This charge included $1.1 billion for asset impairments and $468 million for restructuring costs. The effect on after-tax earnings was $1,019 million. As of September 30, 2000, we have spent or utilized approximately $150 million related to this charge, the remaining $318 million is expected to be incurred in the time period specified in the original plan.

     Acquisition of AB Volvo's worldwide passenger car business ("Volvo Car") - Under U.S. accounting rules, we were required to write-up inventory acquired to fair value, resulting in a one-time increase to second quarter 1999 cost of sales of $224 million ($146 million after tax).

     Dissolution of AutoEuropa Joint Venture - Effective January 1, 1999, our joint venture for the production of mini-vans with Volkswagon AG in Portugal (AutoEuropa) was dissolved, resulting in a $255 million pre-tax gain ($165 million after-tax) in the first quarter of 1999.

6.   Automotive Inventories are summarized as follows (in millions):

                                                                  September 30,      December 31,
                                                                      2000               1999
                                                                  -------------      ------------
           Raw materials, work in process and supplies                $2,768             $2,035
           Finished products                                           5,421              3,649
                                                                      ------             ------
              Total inventories                                       $8,189             $5,684
                                                                      ======             ======

           U.S. inventories                                           $2,616             $1,811

7. Company-Obligated Mandatorily Redeemable Preferred Securities of a Subsidiary Trust - The sole asset of Ford Motor Company Capital Trust I (the "Trust"), which is the obligor on the Preferred Securities of such Trust, is $632 million principal amount of 9% Junior Subordinated Debentures due 2025 of Ford Motor Company.

8. Comprehensive Income - Other comprehensive income includes foreign currency translation adjustments, minimum pension liability adjustments, and net unrealized gains and losses on investments in equity securities. Total comprehensive income is summarized as follows (in millions):

                                                 Third Quarter                       Nine Months
                                              ------------------------          -------------------------
                                                2000           1999                2000           1999
                                              ----------     ---------          ----------     ----------
     Net income                               $   888        $1,114             $ 2,390        $ 5,431
     Other comprehensive income                  (979)          267              (2,057)          (177)
                                              -------        ------             -------        -------
       Total comprehensive income             $   (91)       $1,381             $   333        $ 5,254
                                              =======        ======             =======        =======

     The reduction in other comprehensive income in 2000 primarily reflects foreign currency translation adjustments related to the strengthening of the U.S. dollar relative to European currencies.

                       Ford Motor Company and Subsidiaries

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

                                   (unaudited)


9. Income Per Share of Common and Class B Stock - Basic income per share of Common and Class B Stock is calculated by dividing the income attributable to Common and Class B Stock by the average number of shares of Common and Class B Stock outstanding during the applicable period, adjusted for shares issuable under employee savings and compensation plans. The third quarter shares outstanding reflect the issuance of additional shares as a result of the Value Enhancement Plan (Note 4).

     The calculation of diluted income per share of Common and Class B Stock takes into account the effect of dilutive potential common stock, such as stock options.

     Income per share of Common and Class B Stock was as follows (in millions, except per share amounts):

                                                                    Third Quarter 2000     Third Quarter 1999
                                                                   ---------------------  ----------------------
                                                                    Income      Shares     Income      Shares
                                                                   ----------  ---------  ----------  ----------
Net income from continuing operations                                $  888      1,649      $  959      1,209
Preferred stock dividend requirements                                    (4)         -          (4)         -
Issuable and uncommitted ESOP shares                                      -         (6)          -         (3)
                                                                     ------      -----      ------      -----
Basic income and shares from continuing operations                   $  884      1,643      $  955      1,206

Basic income per share from continuing operations                    $ 0.54                 $ 0.79
Basic income per share from discontinued operation                        -                   0.13
                                                                     ------                 ------
Basic income per share                                               $ 0.54                 $ 0.92

Basic income and shares from continuing operations                   $  884      1,643      $  955      1,206
Net dilutive effect of options                                            -         35           -         25
                                                                     ------      -----      ------      -----
Diluted income and shares from continuing operations                 $  884      1,678      $  955      1,231

Diluted income per share from continuing operations                  $ 0.53                 $ 0.78
Diluted income per share from discontinued operation                      -                   0.12
                                                                     ------                 ------
Diluted income per share                                             $ 0.53                 $ 0.90

                                                                     Nine Months 2000       Nine Months 1999
                                                                   ---------------------  ----------------------
                                                                    Income      Shares     Income      Shares
                                                                   ----------  ---------  ----------  ----------
Net income from continuing operations                                $4,333      1,354      $4,791      1,210
Preferred stock dividend requirements                                   (11)         -         (11)         -
Issuable and uncommitted ESOP shares                                      -         (7)          -         (4)
                                                                     ------      -----      ------      -----
Basic income and shares from continuing operations                   $4,322      1,347      $4,780      1,206

Basic income per share from continuing operations                    $ 3.21                 $ 3.96
Basic income per share from discontinued operation                     0.23                   0.53
Basic loss per share on spin-off of discontinued operation            (1.67)                     -
                                                                     ------                 ------
Basic income per share                                               $ 1.77                 $ 4.49

Basic income and shares from continuing operations                   $4,322      1,347      $4,780      1,206
Net dilutive effect of options                                            -         28           -         29
                                                                     ------      -----      ------      -----
Diluted income and shares from continuing operations                 $4,322      1,375      $4,780      1,235

Diluted income per share from continuing operations                  $ 3.14                 $ 3.87
Diluted income per share from discontinued operation                   0.23                   0.52
Diluted loss per share on spin-off of discontinued operation          (1.64)                     -
                                                                     ------                 ------
Diluted income per share                                             $ 1.73                 $ 4.39

                       Ford Motor Company and Subsidiaries

                          NOTES TO FINANCIAL STATEMENTS

                                   (unaudited)

10.  Segment  Information - Ford's business is divided into two business sectors
     - Automotive and Financial Services (including Ford Credit and Hertz); detail is summarized as follows (in millions):

                                               Financial Services Sector
                                            ---------------------------------
        Third Quarter              Auto        Ford                  Other      Elims/
                                  Sector      Credit      Hertz    Fin Svcs      Other        Total
                                ----------- ----------- ---------- ----------  ----------  ------------
2000
Revenues
  External customer             $ 32,582    $  5,948     $ 1,424    $  103     $     7     $ 40,064
  Intersegment                       760          43           8        11        (822)           -
                                --------    --------     -------    ------     -------     --------
    Total Revenues              $ 33,342    $  5,991     $ 1,432    $  114     $  (815)    $ 40,064
                                ========    ========     =======    ======     =======     ========
Net income from continuing
  operations                    $    391    $    386     $   143    $    3     $   (35)    $    888

1999
Revenues
  External customer             $ 30,645    $  5,075     $ 1,339    $  216     $     5     $ 37,280
  Intersegment                       558          57           9        43        (667)           -
                                --------    --------     -------    ------     -------     --------
    Total Revenues              $ 31,203    $  5,132     $ 1,348    $  259     $  (662)    $ 37,280
                                ========    ========     =======    ======     =======     ========
Net income from continuing
  operations                    $    535    $    317     $   139    $   (5)    $   (27)    $    959

                                               Financial Services Sector
                                            ---------------------------------
         Nine Months               Auto        Ford                  Other      Elims/
                                  Sector      Credit     Hertz     Fin Svcs      Other       Total
                                ----------- ---------------------- ----------  ---------- -------------
2000
Revenues
  External customer             $106,123    $ 17,217    $ 3,826     $  285     $    26    $127,477
  Intersegment                     3,256         123         23        115      (3,517)          -
                                --------    --------    -------     ------     -------    --------
    Total Revenues              $109,379    $ 17,340    $ 3,849     $  400     $(3,491)   $127,477
                                ========    ========    =======     ======     =======    ========
Net income from continuing
  operations                    $  2,995    $  1,126    $   303     $  (26)    $   (65)   $  4,333

Total assets                    $ 99,659    $169,894    $11,191     $9,228     $(7,687)   $282,285

1999
Revenues
  External customer             $ 97,788    $ 14,899    $ 3,528     $  519     $     2    $116,736
  Intersegment                     3,025         172         25        136      (3,358)          -
                                --------    --------    -------     ------     -------    --------
    Total Revenues              $100,813    $ 15,071    $ 3,553     $  655     $(3,356)   $116,736
                                ========    ========    =======     ======     =======    ========
Net income from continuing
  operations                    $  3,632    $    952    $   276     $  (15)    $   (54)   $  4,791

Total assets a/                 $100,924    $147,877    $10,159     $9,107     $(6,312)   $261,755
                - - - - -


     a/ Net assets of discontinued operation of $2,051 as of September 30, 1999 are included in Auto Sector total assets.

     "Other Financial Services" data is an aggregation of miscellaneous smaller Financial Services Sector business components, including Ford Motor Land Development Corporation, Ford Leasing Development Company, Ford Leasing Corporation and Granite Management Corporation.

     "Eliminations/Other" data includes intersegment eliminations and minority interests. Interest income for the operating segments in the Financial Services Sector is reported as "Revenue".